Exhibit 99.1

INTER-OFFICE MEMO

To:	Shareholders of PCL Employees Holdings Ltd.

From:	Ross Grieve

Date:	December 2008

Re:	Fiscal 2008 Financial Performance

Strictly Confidential

To assist you in your short term financial planning, we expect dividends paid in February 2009 will be in the range of $9.00 to $10.50 Canadian per share.

The final effect of our 2008 earnings on share value and dividends will not be finally determined until late January 2009.

There is an ongoing need to balance the equity in our company, through retention of earnings and selling of new shares to existing and new shareholders, with the optimum amount of capital required to run the business. As such, the amount of earnings retained in the company and the size of the annual offering of shares to employee shareholders may be adjusted from previous levels to accomplish this goal.

The earnings of your company have been extraordinary in the past three or four years, driven to a large degree from the very buoyant construction economy. With the current economic recession, you should expect our earnings on a go forward basis to be substantially reduced as the construction marketplace shrinks and the resulting competition drives fees down. You should also expect to see a tighter credit world in the event you are using bank financing to purchase shares. Please consider these factors in your personal financial planning.

Yours truly,

/s/ Ross Grieve
Ross Grieve
President
Chief Executive Officer
PCL Employees Holdings Ltd.